

January 31, 2014

<u>Via E-Mail</u>
Mr. William F. Borne
Chief Executive Officer
Amedisys, Inc.
5959 S. Sherwood Forest Blvd.
Baton Rouge, LA 70816

   Re: **Amedisys, Inc.**
       Form 10-K for the Year Ended December 31, 2012
       Filed March 12, 2013
       File No. 000-24260

Dear Mr. Borne:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/Tia L. Jenkins

         Tia L. Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel, and
         Mining